FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of May 2013 No. 3

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                          No ☒

On May 23, 2013, the registrant announces TowerJazz Recognized by International Rectifier as 2012 Foundry Supplier of the Year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: May 23, 2013	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz Recognized by International Rectifier as 2012 Foundry Supplier of the Year

MIGDAL HAEMEK, Israel and EL SEGUNDO, Calif., May 23, 2013 – TowerJazz, the global specialty foundry leader, today announced it has received a Foundry Supplier of the Year 2012 Award from International Rectifier, a world leader in power management technology. International Rectifier’s annual Supplier Summit recognizes the valuable role its worldwide supplier base plays in the overall performance and success of the company. The event was attended by approximately 140 companies from around the world. IR’s Supplier of the Year 2012 for Foundry Manufacturing was awarded to TowerJazz based on criteria including cost/spend goals, manufacturing flexibility and responsiveness.

“IR is a leading provider of power management technology and a valued customer of TowerJazz. We are pleased IR is using our specialty technology transfer services and look forward to continuing to expand our relationship,” said Zmira Shternfeld-Lavie, VP of Process Engineering R&D and GM of Transfer, Optimization and Development Process Services (TOPS™) Business Unit. “We are honored to receive this award which further validates our commitment to actively respond to our customers’ needs while retaining flexibility in manufacturing and increasing our capacity.”

“We value the successful business relationships we have built with each of our suppliers and we are pleased to award TowerJazz with IR’s Supplier of the Year for Foundry Manufacturing 2012,” said K.S. Song, IR’s Vice President Operational Effectiveness Group.

About International Rectifier
International Rectifier (NYSE:IRF) is a world leader in power management technology. IR’s analog and mixed signal ICs, advanced circuit devices, integrated power systems and components enable high performance computing and reduce energy waste from motors, the world’s single largest consumer of electricity. Leading manufacturers of computers, energy efficient appliances, lighting, automobiles, satellites, aircraft and defense systems rely on IR’s power management benchmarks to power their next generation products. For more information, go to www.irf.com.

Trademark Notice
IR® is a registered trademark of International Rectifier Corporation.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor Ltd., and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal/CMOS, RFCMOS, CMOS Image Sensor, Power Management (BCD), and MEMS capabilities. TowerJazz also provides a world-class design enablement platform that enables a quick and accurate design cycle. In addition, TowerJazz provides (TOPS) Technology Optimization Process Services to IDMs and fabless companies that need to expand capacity. TowerJazz offers multi-fab sourcing with two manufacturing facilities in Israel, one in the U.S., and one in Japan. For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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Company/Media Contact in US: Lauri Julian | +1 949 435 8181 | lauri.julian@towerjazz.com

Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com